Aurizon Mines Ltd.  Financial Report 2007

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Management’s discussion and analysis provides a review of the performance of Aurizon’s business and compares its 2007 performance with those of the preceding two years.  This discussion also provides an indication of future developments along with issues and risks that can be expected to impact future operations, see “Forward Looking Statements”.  This report has been prepared on the basis of available information up to March 14, 2008 and should be read in conjunction with the financial statements and the related notes thereto which have been prepared in accordance with Canadian GAAP.   All dollar amounts referred to in this discussion and analysis are expressed in Canadian dollars except where indicated otherwise.

Overview

Aurizon is a Canadian based gold producer with operations and development activities in the Abitibi region of north-western Quebec.  Aurizon owns 100% of the Casa Berardi gold mine which is now in commercial production, as well as one advanced stage project, the Joanna gold project, and one early stage exploration project, the Kipawa gold/uranium project.  In 2007, gold production from Casa Berardi totalled 159,469 ounces compared to 17,731 ounces in 2006.  Pre-production construction at Casa Berardi was completed in the fourth quarter of 2006 and commercial production was achieved on May 1, 2007.  It is estimated that Casa Berardi will produce approximately 160,000 – 170,000 ounces of gold in 2008 at an estimated total cash cost of US$394 per ounce, based on Cdn/US dollar parity.

The Company’s growth strategy is to establish a gold production base from the development of Casa Berardi and to increase gold production by means of developing its existing projects in Quebec and by acquisition of, or merger with, companies having either production or advanced development stage gold projects.

Key Financial Data (in $ thousands)	2007	2006	2005
Revenues	$87,999	-	-
Net Earnings (Loss) from continuing operations	$5,529	($15,036)	($2,042)
Net Earnings from discontinued operation	-	-	$3,786
Net Earnings (Loss) for the year	$5,529	($15,036)	$1,744
Earnings (Loss) - per share (Basic and Diluted)	0.04	(0.10)	0.01
Continuing operations – Earnings (Loss) per share (Basic and Diluted)	0.04	(0.10)	(0.02)
Cash flow from operating activities	$32,237	($13,022)	($4,137)
Cash and restricted cash	$56,590	$28,822	$25,010
Working capital	$31,933	$29,846	$25,036
Long-term debt	$44,924	$68,840	-
Shareholders’ equity	$128,870	$124,652	$125,229

Aurizon Mines Ltd.  Financial Report 2007

Financial Review

Net earnings in 2007 totalled $5.5 million, or $0.04 per share, compared to a net loss of $15.0 million, or ($0.10) per share in 2006 and a net loss from continuing operations of $2 million, or ($0.02) per share in 2005.  Earnings in 2007 include eight months of commercial operations at Casa Berardi from May 1, 2007.  In 2006, there were no revenues from mining operations as Casa Berardi was in the pre-production construction period and was in the initial start-up period in the fourth quarter of 2006.

Earnings in 2007 include non-cash charges associated with a $6.0 million mark-to-market adjustment of non-hedge derivative instruments and a non-cash $3.5 million charge for stock based compensation, offset by a net future income tax recovery of $2.2 million.

The net loss in 2006 included a number of non-cash items, including an $8.7 million mark-to-market charge for non-hedge derivative instruments, a $1.7 million charge for stock option grants, and a $4.5 million future income tax recovery.  The 2006 loss also included non-recurring expenses totalling $5.3 million related to an unsolicited takeover bid.  In 2005, the net loss from continuing operations included a $0.7 million non-cash charge for stock option grants and a $2 million future income tax recovery.

Revenue

In 2007, Casa Berardi gold production totalled 159,469 ounces and gold sales during the year totalled 160,600 ounces.  The average realized gold price in 2007 was US$696 per ounce and at an average Cdn/US exchange rate of 1.06, sales proceeds totalled $118.8 million.  As Casa Berardi was not in commercial production until May 1, 2007, gold and silver sales totalling $31.1 million, and associated operating costs have been deferred and included in capitalized mineral property costs.

In 2006, Casa Berardi produced 17,731 ounces of gold, of which 6,882 ounces were sold prior to year-end, resulting in proceeds of $5.0 million.  Since Casa Berardi was in a pre-commercial production phase during 2006, these proceeds have been credited against the related deferred expenses.

(Revenues in $ thousands)	Q1	Q2	Q3	Q4	2007	2006
Realized gold price – C$	$763	$729	$719	$756	$740	$728
Gold Production – ozs	32,013	42,144	48,305	37,007	159,469	17,731
Gold sales – ozs	30,100	36,500	50,000	44,000	160,600	6,882
Gold Sales	$22,950	$26,600	$35,971	$33,247	$118,768	$5,011
Silver Sales	$101	$84	$121	$86	$392	-
Total Sales	$23,051	$26,684	$36,092	$33,333	$119,160	$5,011
Less sales capitalized to mineral properties	($23,051)	($8,110)	-	-	($31,161)	($5,011)
Revenues reported in Statements of Earnings	-	$18,574	$36,092	$33,333	$87,999	-

Aurizon Mines Ltd.  Financial Report 2007

Operations

Summary of Key Operational Statistics
	Q1	Q2	Q3	Q4	2007	2006
Operating results
Tonnes milled	104,663	134,569	152,025	154,001	545,258	68,481
Grade – grams/tonne	10.14	10.38	10.65	8.14	9.78	8.58
Mill recoveries - %	93.8%	93.8%	92.8%	91.8%	93.0%	93.9%
Gold Production – ozs	32,013	42,144	48,305	37,007	159,469	17,731
Gold sold - ounces
Pre-commercial production	30,100	10,500	-	-	40,600	6,882
Commercial production [1]	-	26,000	50,000	44,000	120,000	-
Gold sold – total	30,100	36,500	50,000	44,000	160,600	6,882
Per ounce data – US$
Average realized gold price	$651	$666	$679	$770	$696	$625
Total cash costs [2,3]	-	$298	$282	$402	$327	-
Amortization [4]	-	$152	$162	$214	$169	-
Total production costs [5]	-	$450	$444	$616	$496	-

Table footnotes:

1

Commercial production achieved May 1, 2007.

2

Year to date data from date of commercial production on May 1, 2007.

3

Cost figures calculated in accordance with Gold Institute Standard from the date of achieving commercial production.

4

Depreciation, amortization and accretion expenses.

5

Total cash costs plus depreciation, amortization and accretion expenses.

In 2007, gold production totalled 159,469 ounces from the processing of 545,258 tonnes at an average grade of 9.8 grams of gold per tonne.  Mill recoveries for the year averaged 93.0%, compared to the 91% recoveries anticipated in the feasibility study.

Ore production scaled up during the first half of 2007 from 1,130 tonnes per day to over 1,650 tonnes per day as additional stopes were developed.  Initial mining experience gained in early 2007 necessitated more elaborate ground support systems, which have had a direct impact on the development and production cycles.  In addition to the ground support changes, modifications were made during the year to the mining sequence which resulted in the mining of stopes in the center of the orebody and working outwards to the abutments in a pyramidal shape.  Production rates stabilized in the second half of 2007 above 1,650 tonnes per day and are expected to increase to 1,800 tonnes per day in 2008.

Aurizon Mines Ltd.  Financial Report 2007

NON-GAAP MEASURE – TOTAL CASH COST PER GOLD OUNCE CALCULATION

Aurizon has included a non-GAAP performance measure, total cash cost per gold ounce, in this report.  Aurizon reports total cash costs on a sales basis.  In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure.  The Company follows the recommendations of the Gold Institute standard.  The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.  Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  The following table provides a reconciliation of total cash costs per ounce to the financial statements:

Total Cash Costs per Ounce	Q2	Q3	Q4	2007 [1]
(in $ thousands)
Operating costs	$8,444	$14,859	$17,470	$40,773
By-product silver sales	($84)	($121)	($86)	($291)
Total cash costs – Cdn $	$8,360	$14,738	$17,384	$40,482
Divided by average Bank of Canada Cdn$/US$ exchange rate	1.08	1.045	0.98	1.075
Divided by ounces of gold sold	26,000	50,000	44,000	120,000
Total cash costs per ounce of gold – US$	$298	$282	$403	$327

1 Year to date data from date of commercial production on May 1, 2007.

Higher than average mine reserve ore grades and a weaker Canadian dollar in the second and third quarters of 2007 resulted in total cash costs of less than US$300 per ounce.  These two strong performing quarters together with the anticipated lower ore grades in the fourth quarter and a stronger Canadian dollar, resulted in total cash costs of US$327 per ounce for 2007.  In 2008, ore grades are expected to be lower than the high grades achieved in 2007 and assuming a stronger Canadian dollar at parity with the U.S. dollar, total cash costs per ounce in 2008 are anticipated to increase to US$394 per ounce.

Expenses

Higher stock based compensation costs relating to the fair value of stock option grants, together with increased activity associated with the start-up of Casa Berardi and exploration programs at Joanna and Kipawa have resulted in administrative and general costs increasing to $8.5 million, compared to $5.2 million and $4.1 million in 2006 and 2005, respectively.  Stock based compensation costs charged to operations totalled $3.5 million in 2007, compared to $1.7 million and $726,000 in 2006 and 2005, respectively.  The significant increase in the Company’s share price over the past two years has contributed to the increase in the stock based compensation costs.  Excluding these non-cash stock option grant charges, general and administrative costs were $5.0 million in 2007 and $3.5 million in 2006, compared with $3.5 million in 2005.

In 2007, exploration activities at the Company’s two Quebec based exploration projects resulted in $5.2 million being charged to operations, which is net of $1.9 million of Quebec government assistance.  At Joanna, over 46,000 metres of drilling and a compilation of mineral resource estimates were completed at a cost of $5.7 million. At Kipawa, regional sampling and geophysical programs were conducted at a cost of $1.2 million and general exploration costs totalled $0.3 million.  In 2006, exploration costs charged to operations totalled $0.6 million.

Interest costs associated with the project loan facility totalled $4.9 million in 2007, of which $1.6 million was capitalized for the four month period that Casa Berardi was not in commercial production during 2007 and $3.3 million was charged to operations.  Capitalized interest costs paid in 2006 totalled $2.4 million.

Aurizon Mines Ltd.  Financial Report 2007

A non-cash charge of $6.0 million was recorded in 2007 in respect of unrealized non-hedge derivative losses compared with $8.7 million in 2006.  The $6.0 million charge to operations represents the increase in the net unrealized derivative liabilities of $8.7 million at the end of 2006 to $14.8 million at the end of 2007.  The non-hedged derivative instruments comprise gold and U.S. dollar price protection contracts that were required as a condition of the $75 million loan facility to finance the completion and start-up of the Casa Berardi Mine.  As at December 31, 2007, the unrealized mark-to-market derivative loss of the gold non-hedge derivative positions totaled $20.7 million and the currency non-hedge derivative position had an unrealized mark-to-market gain of $5.9 million.  There are no margin requirements with respect to these derivative positions.

Currency forward contracts totalling $21 million mature in 2008 at an average Cdn/U.S. exchange rate of 1.13 and a further $35.4 million over a period from 2009 to 2010 at an average rate of 1.11.

The Company has entered into call option contracts, which allows the Company to sell its gold production at spot market prices up to the average call option prices of US$848 per ounce in 2008, rising to US$908 per ounce in 2010.  If gold prices exceed these levels, approximately 50% of planned production, over the three year term of the loan, can be sold at the higher prevailing prices.

Capital taxes for 2007 totalled $849,000, compared to $797,000 and $518,000 in 2006 and 2005, respectively.

Royalty and interest income in 2007 totalled $2.2 million, compared to $1.2 million in 2006 and $0.7 million in 2005.  Interest income rose to $1.9 million in 2007 compared to $1.0 million and $0.5 million in 2006 and 2005 as a result of higher average cash balances generated from positive cash flow from operations throughout 2007.  Royalty income from the Beaufor mine provided $393,000 in 2007 compared to $194,000 and $231,000 in 2006 and 2005, respectively.

In 2007, the Company has recorded a net future income tax recovery of $2.2 million, of which $3.5 million relates to a future income tax recovery in respect of a flow through financing, reduced by a $1.3 million future federal income tax expense.  Provincial tax rates have not been applied as Aurizon has unrecognized provincial future income tax assets against which the income is applied.  A future income tax recovery in respect of the flow through financings has been recorded as the Company has unrecognized future tax assets and the taxable temporary differences relating to flow through financings are expected to reverse during the loss carry forward period.  In 2006 and 2005 respectively, $4.5 million and $2.1 million of net future income tax benefits in respect of flow through share financings were recorded.

In 2005, the Company sold its 50% interest in the Sleeping Giant operating gold mine for $5 million and received its share of gold production up to April 30, 2005, the effective date of the sale.  For accounting purposes, the disposition is considered a discontinued operation.  Consequently, the 2005 Sleeping Giant operating results are shown as a single line on the Statements of Operations and Cash Flow.  Net earnings from this discontinued operation in 2005 were $3.8 million.

Aurizon Mines Ltd.  Financial Report 2007

Summary of Quarterly Results and Fourth Quarter Review

(in thousands of dollars, except per share data)
2007	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenue	$33,333	$36,092	$18,574	-
Net Earnings (Loss)	($5,901)	$3,787	$6,985	$659
Earnings (Loss) per share – basic and diluted	(0.04)	0.03	0.05	0.00
2006	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenue	-	-	-	-
Net Earnings (Loss)	($2,170)	$4,817	($11,922)	($5,761)
Earnings (Loss) per share - Basic and diluted	(0.01)	0.03	(0.08)	(0.04)

In the fourth quarter of 2007, Aurizon incurred a net loss of $5.9 million, or ($0.04) per share, compared to a loss of $2.2 million, or ($0.01) per share, in the fourth quarter of 2006.  Fourth quarter results were impacted by non-cash derivative losses of $10.3 million, stock based compensation charges of $1.0 million, increased exploration activity at Joanna of $1.7 million, and higher depreciation and depletion charges of $9.1 million.  In the fourth quarter of 2006, non-cash charges associated with derivative instruments totalling $3.1 million, partially offset by a non-cash future income tax recovery of $2.1 million, resulted in a net loss of $2.2 million, or ($0.01) per share.

Cash flow from operating activities was $12.0 million in the fourth quarter of 2007, compared to cash outflows of $8.7 million for the same period of 2006.

As anticipated, lower ore grades of 8.14 grams/tonne in the 2007 fourth quarter compared to average grades of 10.4 grams/tonne for the first nine months of 2007, together with a strong Canadian dollar, resulted in cash operating costs of US$402/ounce compared to US$287 for the first nine months of the year.

There were no revenues from operations in 2006 or the first quarter of 2007 as Casa Berardi was not in commercial production until May 1, 2007.  Commercial production gold sales of 26,000 ounces, 50,000 ounces and 44,000 ounces in the second, third, and fourth quarters of 2007 resulted in revenues of $18.5 million, $36.1 million and $33.3 million in each of the respective quarters.

In both 2007 and 2006, non-cash gains and losses associated with the mark-to-market adjustment of non-hedge derivative instruments had a major impact on the quarterly operating results.  In 2007, non-cash charges (gains) of $0.6 million, ($8.7 million), $3.8 million and $10.3 million were reported in each of the quarters of 2007.  Non-cash charges of $7.1 million, $4.4 million and $3.1 million were reported in the first, second, and fourth quarters of 2006, respectively, and a non-cash gain of $5.9 million was reported in the third quarter of 2006.

In 2006, a second quarter loss of $11.9 million, or ($0.08) per share, was adversely impacted by the $5.2 million costs associated with an unsolicited takeover bid and by non-cash charges associated with the mark-to-market adjustment of non-hedge derivative instruments totaling $4.4 million and by stock option grants totalling $1.7 million.

Cash Flow

Operating Activities

Eight months of commercial operations in 2007 resulted in cash flow of $32.2 million, compared to cash outflows in 2006 of $13.0 million.  In 2006, corporate and administrative cash costs, takeover bid costs, together with a build-up of gold and supplies inventories resulted in the cash outflows.  Operating activities in 2005 resulted in a cash outflow of $4.1 million.  Increases in non-cash working capital totalled $0.8 million, $4.1 million, and $0.7 million, in 2007, 2006 and 2005, respectively.

Aurizon Mines Ltd.  Financial Report 2007

Investing Activities

As Casa Berardi was not in commercial production until May 1, 2007, gold and silver sales totalling $31.1 million, and associated operating costs totalling $17.1 million were capitalized to mineral property costs in 2007.   For 2006, initial underground mining and milling commenced in November 2006, resulting in gold sales totalling $5.0 million from the sale of 6,882 ounces.

(in $ thousands)	2007	2006	2005
Capital Expenditures by project:	$	$	$
Casa Berardi:
Exploration	2,894	2,844	2,027
Underground development	7,139	52,903	28,460
Pre-commercial production gold sales	(31,162)	(5,011)	-
Pre-commercial production operating costs	17,065	(1)-	-
Property, plant and equipment	6,830	18,455	10,419
Total Casa Berardi expenditures	2,766	69,191	40,906
Other:
Mineral property acquisitions	364	192	-
Property, plant and equipment	130	100	195
Total	3,260	69,483	41,101
Represented by:
Property, plant & equipment	6,960	18,556	10,614
Mineral properties	27,462	55,938	30,487
Gold sales	(31,162)	(5,011)	-
Total	3,260	69,483	41,101

(1) Included with underground development costs.

In 2007, the following capital investments were completed at Casa Berardi:

▪

Construction and installation of Geho pumping system, including excavations for the pump room, waste water silo and service raise; installation of the high pressure pipe line in the 280 metre track drift; rehabilitation of the 280 metre track drift to the East Mine shaft; and the mechanical and electrical installation of the pumps.

▪

Construction of the surface infrastructures for the backfill/exhaust raises were completed in the first quarter of 2007.

▪

Construction of a fuel bay and related infrastructure at the 690 metre level.

▪

Upgrading of the ramp primary ventilation system.

▪

Foundations constructed for a second cement silo.

▪

Construction of the cement distribution system at the 200 metre level.

▪

Raising of the tailings pond walls to increase its capacity.

▪

898 metres of ramping and 3,875 metres of drifting.

▪

177 definition drill holes totalling 8,779 metres of definition drilling within the 113 Zone and 33 holes totalling 3,182 metres within the Lower Inter Zone.

▪

24,012 metres of exploration drilling, including 8,473 metres of underground drilling and 15,539 metres of surface drilling.

Aurizon Mines Ltd.  Financial Report 2007

In 2006, capital investments at Casa Berardi included shaft sinking from the 290 metre level down to the 760 metre level;  construction of the backfill network comprising the cement plant, cement slurry distribution piping, raises for the waste rock, and a concrete collar at surface;  construction of the underground infrastructure including rockbreaker, grizzly, ore/waste chutes and loading pockets at the 690 metre level; mill rehabilitation, including the installation of a new gravity circuit, refurbishing of the crushing, grinding, carbon in leach, absorption, and refinery circuits;  1,246 metres of ramping, including 841 metres to extend the 113 Zone ramp down to the 740 metre level and 405 metres to extend the Lower Inter Zone ramp down to the 570 metre level;  4,682 metres of drifting, including 4,508 metres to develop the 650, 670, 690, 710, and 730 metre levels in the 113 Zone and 174 metres to develop the 570 metre level of the Lower Inter Zone; 1,300 metres of raising, including 198 metres of ventilation raising, 273 metres of ore and waste pass raises, 772 metres of fill raises and 57 metres of load out raises;  rehabilitation of the existing fleet of mobile mine equipment;  336 definition drill holes totalling 24,578 metres of definition drilling, including 185 holes totalling 9,612 metres within the 113 Zone and 151 holes totalling 14,966 metres within the Lower Inter Zone;  and 48,083 metres of exploration drilling, including 19,779 metres of underground drilling and 28,304 metres of surface drilling.

In 2005, $41.1 million was invested at Casa Berardi for construction of a new headframe, hoist room, ore and waste bins; shaft sinking down 290 metres from surface; 113 Zone ramp extended 1,200 metres down to the 680 metre level; Lower Inter Zone accessed down to the 570 metre level with the completion of 429 metres of ramping and drifting; 685 metres of drifting; 367 metres of ventilation raising; initiation of mill rehabilitation with the refurbishing of the crushing circuits, conveyors and assay laboratory; 33,500 metres of definition drilling from 137 holes; 19,000 metres of surface exploration drilling from 32 holes; detailed engineering for the shaft and surface infrastructure; and for the completion of two feasibility studies, one in January 2005 based upon mineral reserves above the 700 metre level, and another in October 2005 incorporating mineral reserves down to the 900 metre level.

In accordance with the terms of the project debt facility, restricted cash accounts are maintained for Casa Berardi’s operations.  These restricted cash balances increased by $12.3 million in 2007 as a result of cash flow from Casa Berardi operations net of sustaining capital; a principal debt repayment of $4.4 million; interest charges on the debt; and the release of $19.2 million to the Company’s general account.  In 2006, restricted cash balances increased by $19.4 million.

In 2007, Aurizon received $1.4 million (2006 - $1.3 million; 2005 - $1.4 million) in refundable tax credits relating to certain eligible exploration expenditures.  Aurizon also received provincial refundable mining duties totalling $2.5 million and $1.4 million in 2007 and 2005, respectively.

Site reclamation deposits totalling $95,000 were required in 2007 for future site reclamation obligations.  In 2006, payments totalling $32,000 were made.

Sales of surplus equipment generated proceeds in 2006 and 2005 of $26,000 and $180,000, respectively.

Financing Activities

In September 2007, the first scheduled debt principal repayment totalling $4.4 million was made, representing 6% of the $73.5 million owing on the debt facility.  There were no draw-downs on the debt facility in 2007, whereas in 2006, draw-downs on the project facility totalled $73.1 million.

In 2007, the exercise of 412,900 stock options at a weighted average price of $1.97 per share provided $0.8 million.

During 2006, a flow through equity financing together with the exercise of stock options, resulted in net proceeds of $16.5 million.  In March 2006, the Company completed a private placement of 5,500,000 flow through shares at a price of $2.75 per share, resulting in net proceeds of $14.2 million.  The exercise of 1,223,500 stock options at a weighted average price of $1.89 per share provided a further $2.3 million.

During 2005, two equity financings together with the exercise of stock options resulted in net proceeds of $50.8 million.  In December 2005, the Company received $26.2 million net proceeds from a bought deal public offering from the issuance of 20,740,750 shares at a price of $1.35 per share.  In March and April 2005, the Company completed a private placement of 10,555,555 flow through shares at a price of $1.80 per share and 4,222,221 shares at a price of $1.50 per share, resulting in net proceeds of $24 million.  The exercise of 592,000 stock options at a weighted average price of $1.00 per share provided a further $0.6 million.

The capitalization of four months of interest costs on the debt facility during the preproduction period totalled $1.6 million in 2007.  In 2006 and 2005, interest costs together with associated finance costs totalled $4.8 million and $0.5 million, respectively.

Aurizon Mines Ltd.  Financial Report 2007

Aurizon’s aggregate operating, investing and financing activities during 2007 resulted in a net $15.4 million increase in its cash balances compared to a decrease of $15.5 million in 2006 and a net increase of $13.3 million in 2005.

Balance Sheet

As at December 31, 2007, cash and cash equivalents stood at $24.8 million, compared to $9.5 million in 2006.  In addition, restricted cash balances in respect of the Casa Berardi debt facility totalled $31.8 million at December 31, 2007 compared to $19.4 million in 2006.

At the end of 2007, Aurizon had working capital of $31.9 million compared to $29.4 million at the end of 2006.  Included in current liabilities are two principal debt payments due in March and September 2008, totalling $25.7 million, together with a capital lease obligation of $0.1 million, compared to one principal payment of $4.4 million included in current liabilities at the end of 2006.

Long term debt at December 31, 2007 totalled $44.9 million of which $43.1 million is project debt, $1.7 million is refundable government assistance and $0.1 million are equipment capital leases.

In February 2008, an amendment to the debt facility allowed the modification of certain operating performance benchmarks that must be achieved at Casa Berardi, extended the date of achieving these parameters from January 31, 2008 to September 30, 2008, and provided that an additional principal payment totalling $15.0 million be made on March 31, 2008.  All principal repayments may be paid from the restricted cash accounts, preserving the Company’s free cash balances.  Based upon the amended terms of the project debt facility, the principal repayment amounts and dates are as follows:

Principal repayments on debt:
$ millions
March 31, 2008	$26.7
September 30, 2008	$13.1
March 31, 2009	$8.2
September 30, 2009	$12.8
March 31, 2010	$8.0
Total payments	$68.8

As at December 31, 2006, the Company had long term debt totalling $68.8 million.  In February 2006, as a condition of the $75 million debt facility, Aurizon entered into certain price protection contracts that are described in the Financial Instruments section of this report.

As at the date of this report, Aurizon had 147,206,048 common shares issued and outstanding.  In addition, 6.6 million incentive stock options are outstanding that are exercisable into common shares at an average price of $3.18 per share.

Related Party Transactions and Off-Balance Sheet Arrangements

In 2007, the Company paid an independent director $27,800 for professional fees relating to corporate development and general mine management issues.

The Company also employed a member of an officer’s immediate family on a part-time basis in 2007 on a student employment program relating to exploration activities.  Wages paid for 2007 totalled $10,293.

The Company has no off-balance sheet arrangements to report.

Aurizon Mines Ltd.  Financial Report 2007

Contractual and Other Obligations

The Company’s contractual and other obligations as at December 31, 2007 are summarized as follows:

(in $ thousands)	Total	Less than 1 year	2 – 3 years	4 – 5 years	More than 5 years
	$	$	$	$	$
Long-term debt	69,050	39,911	29,140	-	-
Environment and reclamation	3,691	158	505	-	3,028
Mineral Property acquisition & work commitments	800	250	550	-	-
Hydro distribution line	304	69	152	83	-
Government assistance	1,973	-	1,200	773	-
	75,818	40,388	31,547	856	3,028

Financial Instruments

The Company may, from time to time use forward sale contracts on a limited basis to protect the price level for its future gold sales, thereby mitigating commodity price risk.  The Company may also, from time to time, use foreign exchange contracts to protect rates for a portion of its future foreign exchange transactions.  Gold is quoted and sold in U.S. dollars on world markets.  The Company’s future revenue streams and its profitability are therefore subject to foreign exchange risk.  By protecting rates to convert U.S. dollars to Canadian dollars at fixed prices, the Company reduces its exposure to currency fluctuations.

In February 2006, as a condition of the $75 million debt facility, Aurizon entered into certain gold and currency price protection contracts that mitigate adverse price movements in the underlying security.  Accordingly, to provide the lenders downside price protection, the Company purchased 287,431 ounces of gold put options that provide the Company the right but not the obligation to deliver gold at a price of US$500 per ounce over the period from January 2007 to September 2010.  The Company paid for these puts by selling an equal number of call options over the same period that are exercisable by the purchaser at average prices ranging from US$813 to US$908 per ounce.  The Company also entered into currency forward contracts totalling $60 million that match the principal repayment dates of the debt facility and established Canadian – U.S. exchange rates at an average rate of 1.12 over the period from September 2007 to September 2010.

Aurizon Mines Ltd.  Financial Report 2007

The Company’s derivative positions at December 31, 2007 were as follows:

	2008	2009	2010	Total
Gold
Put options purchased - US$500 strike price – ounces	77,306	84,842	65,814	227,962
Call options sold - ounces	77,306	84,842	65,814	227,962
Average strike price per ounce	US$848	US$882	US$908	US$878
Canadian – U.S. dollars
Forward sales contracts – Cdn$	$21,000,000	$16,800,000	$18,600,000	$56,400,000
Average exchange rate	1.13	1.12	1.11	1.12

The Company has entered into call option contracts, which allows the Company to sell its gold production at spot market prices up to the average call option prices of US$848 per ounce in 2008, rising to US$908 per ounce in 2010.  If gold prices exceed these levels, approximately 50% of planned production, over the three year term of the loan, can be sold at the higher prevailing prices.

As at December 31, 2007, the current portion of the unrealized mark-to-market loss of the gold derivative positions totalled $4.9 million and the long term portion of the gold derivative losses totalled $15.7 million.  As at December 31, 2007, the current portion of the unrealized mark-to-market gains of the currency derivative positions totalled $2.4 million and the long term portion of the currency derivative gains totalled $3.4 million.

As at December 31, 2006, the unrealized mark-to-market loss of the gold non-hedge derivative positions totalled $7.6 million and the currency positions had a loss of $1.1 million, for a total unrealized loss of $8.7 million. These losses have been charged to operations.  There are no margin requirements with respect to these positions.

Foreign exchange and commodity risk management described above provide more certainty as to the prices the Company will receive for its products in Canadian dollars.  Accordingly, to the extent outlined by the aforementioned contracts, the Company may not participate fully in rising commodity prices and may not achieve average market prices.  The Company limits its counterparties in these transactions to major financial institutions, but cannot completely eliminate counterparty risk associated with these transactions.

Changes in Accounting Policies

New Pronouncements:

Effective January 1, 2007, the Company adopted the following new accounting standards and related amendments to other standards on financial instruments issued by the CICA.  These standards are as follows:

(i)  Financial Instruments – Recognition and Measurement, Section 3855

This standard prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based measures are used.  It also specifies how financial instrument gains and losses are to be presented.  Section 3855 requires that all financial assets, except those qualified as held to maturity, and derivative financial instruments, must be measured at fair value.  Financial liabilities qualified as held for trading must also be measured at fair value, while all other financial liabilities may be measured at cost.

Aurizon Mines Ltd.  Financial Report 2007

Effective January 1, 2007, our cash and cash equivalents, receivables and other financial assets that are non-speculative in nature have been classified as held-for-trading, and related recognized gains and losses are recorded directly in net earnings.  Transaction costs related to the acquisition of financial instruments are charged to earnings as incurred.  As a result of the adoption of Section 3855, unamortized deferred financing costs relating to long-term debt totalling $2,290,987 have been charged to deficit.

All derivatives recorded on the balance sheet are reflected at fair value.  Mark-to-market adjustments on these instruments are reflected in net earnings, because the Company does not follow hedge accounting.

All other financial instruments, including long-term debt, are recorded at cost or amortized cost, subject to impairment reviews.

(ii)  Hedges, Section 3865

This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes.  It builds on the previous Accounting Guideline AcG-13 “Hedging Relationships”, and Section 1650 “Foreign Currency Translation”, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.  The Company does not apply hedge accounting and accordingly is not impacted by this standard.

(iii)   Comprehensive Income, Section 1530

This standard introduces new rules for the reporting and display of comprehensive income.  Comprehensive income is the change in shareholders’ equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources.  It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.  These items include holding gains and losses on certain investments and gains and losses on certain derivative instruments.  The Company holds no marketable securities, does not have any self sustaining foreign subsidiaries and does not apply hedge accounting.  Accordingly, the consolidated statement of comprehensive income and the balance sheet do not contain any other comprehensive income items.

Canadian accounting pronouncements effective for 2008:

(i)  Capital Disclosures, Section 1535

On December 1, 2006, the CICA issued this new accounting standard which will be effective January 1, 2008. Section 1535 specifies the disclosure of information that enables users of an entity’s financial statements to evaluate its objectives, policies and processes for managing capital such as qualitative information about its objectives, policies and processes for managing capital, summary quantitative data about what the entity manages as capital, whether it has complied with any capital requirements and, if it has not complied, the consequences of non-compliance.

(ii)  Inventories, Section 3031

In June 2007, the Canadian Institute of Chartered Accountants issued section 3031 – Inventories to replace existing section 3030.  This new section, which became effective January 1, 2008, establishes standards for the measurement and disclosure of inventories.  The Company does not expect its financial statements to be significantly impacted by the application of section 3031.

(iii)  Financial Instruments Disclosures, Section 3862 / Financial Instruments Presentation, Section 3863

These sections will replace Section 3861, Financial Instruments Disclosure and Presentation, revising and enhancing disclosure requirements while carrying forward its presentation requirements. These new sections will place increased emphasis on disclosure about the nature and extent of risk arising from financial instruments and how the entity manages those risks. The mandatory effective date is for annual and interim periods in fiscal years beginning on or after October 1, 2007. The Company will begin application of these sections effective January 1, 2008. It is not anticipated that the adoption of these new accounting standards will impact the amounts reported in the Company’s consolidated financial statements as they relate primarily to disclosure.

Aurizon Mines Ltd.  Financial Report 2007

Outlook

Having achieved a successful commissioning and ramp-up of operations at Casa Berardi in 2007, 2008 will mark the first full year of commercial operations since Aurizon acquired the mine in 1998.

The outlook for gold appears very positive as investment demand is strong as a result of turmoil in the financial markets resulting from the U.S. sub-prime mortgage meltdown, a weak U.S. dollar, expectations of lower interest rates to avert a U.S. recession, and inflationary pressures in the world economies.  The rapid rise in the price of gold has recently resulted in a dramatic decrease in jewelry demand and increase in scrap gold sales; however this may stabilize as consumers become accustomed to the higher price.  On the supply side, a lack of new gold discoveries to replace closures, continued depletion of existing ore bodies, power shortages and work force issues in South Africa, and significant capital cost escalations for new projects are likely to dampen future gold production.

Based upon the 2008 mine plan, it is estimated that Casa Berardi will produce approximately 160,000 – 170,000 ounces of gold at an estimated total cash cost of US$394 per ounce, using a Cdn$/US$ exchange rate at parity.  This compares to the gold production of 159,469 ounces and a total cash cost of US$327 in 2007 at an average Cdn$/US$ exchange rate of 1.07.

The average daily mine production is estimated to increase to 1,800 tonnes per day in 2008, an increase of 20% over 2007.  Ore grades are expected to average 8.6 grams per tonne in 2008 compared to the 9.8 grams per tonne achieved in 2007.  Ore production in 2008 will be primarily from the 113 Zone with some ore provided by the lower grade NW Zone and later in 2008 with development ore from the Lower Inter Zone.

Based upon 165,000 ounces of gold production for 2008 and using the gold price and exchange rates as at December 31st, 2007, the sensitivity of the Company’s cash flow to a 10% movement in either component is as follows:

	Dec 31, 2007 price & exchange rates	10% Variance	Impact on Cash Flow ($ thousands)
Gold price increases	US$834	$83	(1)$8,360
Gold price declines	US$834	($83)	($13,790)
Cdn/US dollar exchange rates:
▪ Canadian dollar weakens	0.988	0.0988	(2)$11,755
▪ Canadian dollar strengthens	0.988	(0.0988)	(2)($11,755)

(1) Call options, related to the Company’s project debt facility, were sold on 77,306 ounces of gold that are exercisable at an average price of US$848 per ounce in 2008, representing approximately 47% of 2008 planned gold production, thereby limiting full participation of gold prices above US$848 per ounce.

(2) Excluding CDN$21million of foreign exchange contracts at 1.13.

As of early March 2008, gold prices are above US$960 per ounce while the Canadian dollar is very close to the level as at December 31, 2007.

Containment of mine site operating costs will continue to be a challenge in 2008 as significant cost pressures are affecting the mining industry.  The cost of labour and materials continue to rise at a rapid rate.  Additional ground support costs and lower productivities would negatively impact operating costs.

In accordance with the terms of the project debt facility, the Casa Berardi mine is required to meet certain operating performance benchmarks by September 30, 2008, as stipulated by the lenders.  The Company plans to achieve these benchmarks by the middle of 2008.

Principal debt payments totalling $39.8 million will be made from the Company’s restricted cash accounts in 2008, resulting in project debt of $29 million by the end of 2008.

Aurizon Mines Ltd.  Financial Report 2007

Sustaining capital costs at Casa Berardi in 2008 are estimated to total $15.4 million, primarily for the development of the upper and lower portions of the 113 Zone and of the Lower Inter Zone.  An additional $2.6 million is planned on infrastructure and equipment improvements and $0.4 million for tailings pond improvements.  Underground development in 2008 will total 5,100 metres, including 1,700 metres of ramping; 2,400 metres of drifting; and 1,000 metres of raising.

Aurizon intends to initially invest over $13 million, from working capital, in exploration and development activities at its properties in 2008, of which approximately $3 million will be expensed.  In total, over 70,000 metres of drilling is planned.

The Company’s financial position at December 31, 2007, and the operating cash flows that are expected from Casa Berardi over the next twelve months should allow it to meet its financial obligations as they become due and also fund its planned exploration and capital programs.

More than 340 people are currently active on site at Casa Berardi, of which 64 are Aurizon employees and the balance are contractors.

Casa Berardi

At Casa Berardi, surface drilling will focus on the extension of the South fault, east of Zone 123-S, and in the area of the East Mine crown pillar.

In addition, Lake Shore Gold has commenced surface drilling on the adjacent Casa Berardi exploration property in order to fulfill its commitment to incur expenditures of $600,000.

A three year underground exploration program, initiated in 2007, will continue as follows:

a)

Drilling will occur from the rehabilitated track drift on the 280 metre level in the area of the Principal Zone and between the two mines where limited surface exploration has been performed to date.

b)

At the East Mine, rehabilitation of the underground workings and definition drilling is planned with the objective of transferring the inferred mineral resources to the indicated category and ultimately to mineral reserves.

c)

An exploration drift will be developed at the 810 metre level, east of Zone 113 and south of the Casa Berardi fault, to provide drill access to test the depth extension of Zone 113 and to test the continuity and extension of Zones 118 to 122 and 123-South.

A total of $10.2 million will be invested at Casa Berardi, including $6.1 million on underground development and infrastructure, and $4.1 million on approximately 45,000 metres of surface and underground drilling.

Joanna

At Joanna, approximately $3 million will be initially invested to perform approximately 26,000 metres of drilling focused on the following:

a)

Surface drilling to a depth of 300 metres, outside of the area of the existing mineral resources.

b)

Testing for potential of higher gold grade mineralization below 300 metres.

c)

Exploration targets north of the existing mineral resources.

In addition, Breton, Banville & Associates are currently working on a preliminary assessment report to address the technical parameters of the project which should be completed early in the second quarter, 2008.  Further work programs will be budgeted following receipt of this report.

At Joanna, mineral resources are currently estimated at 11.3 million tonnes averaging 1.7 grams of gold per tonne, for 630,000 ounces in the indicated mineral resource category and 28.6 million tonnes averaging 1.6 grams of gold per tonne, for 1.42 million ounces in the inferred mineral resource category.

Kipawa

At Kipawa, 2008 programs and budgets are being finalized in conjunction with analysis and interpretation of the results from the extensive exploration programs performed in 2007.  It is anticipated that 2008 exploration activity will include trenching and drilling to follow up on the discoveries of gold, uranium and rare earth elements made in 2007.  Work will commence upon receipt of the necessary approval from the First Nations communities and government agencies.

Aurizon Mines Ltd.  Financial Report 2007

Forward-Looking Statements

This report contains “forward-looking statements”, including, but not limited to, statements regarding the Company’s expectations as to the market price of gold, strategic plans, future commercial production, production targets and timetables, mine operating costs, capital expenditures, work programs, exploration budgets and mineral reserve and resource estimates.  Forward-looking statements express, as at the date of this report, the Company’s plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results.  Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate.  Therefore, actual results and future events could differ materially from those anticipated in such statements and Aurizon Mines Ltd. assumes no obligation to update forward-looking information in light of actual events or results.  Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, environmental risks and hazards, uncertainty as to calculation of mineral reserves and resources, requirement of additional financing, risks of delays in construction and other risks more fully described in Aurizon’s Annual Information Form filed with the  Securities Commission of the Provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, and in Aurizon’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  These documents are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/.

Critical Accounting Estimates

The preparation of the Company’s consolidated financial statements requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as revenues and expenses.

Reserves and Resources

The most critical accounting estimates, upon which the Company’s financial statements depend, are those requiring estimates of proven and probable reserves and resources, recoverable ounces therefrom, and assumptions of operating costs and future gold prices.  Such estimates and assumptions affect the potential impairment of long-lived assets and the rate at which depreciation, depletion and amortization are charged to earnings.  In addition, management must estimate costs associated with mine reclamation and closure costs.

The Company records mineral property acquisition costs and mine development costs at cost.  In accordance with Canadian generally accepted accounting principles, the Company capitalizes pre-production expenditures net of revenues received, until the commencement of commercial production.  A significant portion of the Company’s property, plant and equipment and mine development costs will be depreciated and amortized on a unit-of-production basis.  Under the unit-of-production method, the calculation of depreciation, depletion and amortization of property, plant and equipment and mine development costs is based on the amount of reserves expected to be recovered from each location.

The process of estimating quantities of gold reserves is complex, requiring significant decisions in the evaluation of all available geological, geophysical, engineering and economic data.  The data for a given orebody may also change substantially over time as a result of numerous factors, including, but not limited to, additional development activity, production history and the continual reassessment of the viability of orebodies under various economic conditions.  A material revision to existing reserve estimates could occur because of, among other things: revisions to geological data or assumptions; a change in the assumed gold prices; and the results of drilling and exploration activities.

Recoverable Values

If estimates of reserves prove to be inaccurate, or a mining plan changes due to reductions in the price of gold or otherwise, resulting in a reduction in the reserves expected to be recovered, the Company could be required to write-down the recorded value of its plant and equipment and mine development costs, or to increase the amount of future depreciation, depletion and amortization expense, both of which would adversely affect the Company’s earnings and net assets.

Aurizon Mines Ltd.  Financial Report 2007

Asset Retirement Obligations

The Company has an obligation to reclaim its properties after the minerals have been mined from the site, and has estimated the costs necessary to comply with existing reclamation standards.  These estimated costs are recorded as a liability at their fair values in the periods in which they occur, and at each reporting period, are increased to reflect the interest element (accretion expense) considered in the initial fair value measurement of the liabilities.  If the estimate of reclamation costs proves to be inaccurate, the Company could be required to increase the provision for site closure and reclamation costs, which would increase the amount of future reclamation expense per ounce, resulting in a reduction in the Company’s earnings and net assets.

Stock Based Compensation

The Company uses the Black-Scholes option pricing model to determine the fair value of awards for stock options granted to employees, officers and directors.  The primary estimates impacting fair value of stock options are the volatility of the share price and the expected life of the stock options. These estimates are based on historical information and accordingly cannot be relied upon to predict future behaviour.

Risks and Uncertainties

The following is a brief discussion of those distinctive or special characteristics of Aurizon’s operations and industry, which may have a material impact on, or constitute risk factors in respect of Aurizon’s financial performance.

Mining Risks and Insurance

The business of gold mining is subject to certain types of risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected changes to rock formations, changes in the regulatory environment, cave-ins and flooding and gold bullion losses.  Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability.  Any payments made with regards to such liabilities may have a material adverse effect on Aurizon’s financial performance and results of operations.  The Company carries insurance to protect itself against certain risks of mining and processing to the extent that is economically feasible but which may not provide adequate coverage in all circumstances.

Uncertainty of Mineral Reserves

Mineral reserves and mineral resources are estimates of the size and grade of deposits based on limited sampling and on certain assumptions and parameters.  No assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery of gold will be realized.  The ore grade actually recovered by the Company may differ from the estimated grades of the mineral reserves and mineral resources.  Prolonged declines in the market price of gold may render mineral reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could materially reduce the Company’s reserves. Should such reductions occur, the Company could be required to take a material write-down of its investment in mining properties or delay or discontinue production or the development of new projects, resulting in increased net losses and reduced cash flow. Market price fluctuations of gold, as well as increased production costs or reduced recovery rates, may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and may ultimately result in a restatement of mineral resources.  Short-term factors relating to mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may impair the profitability of a mine in any particular accounting period.

The Company adjusts its mineral reserves annually by the amount extracted in the previous year, by the additions and reductions resulting from new geological information and interpretation, actual mining experience, and from changes in operating costs and metal prices.  Mineral reserves are not revised in response to short-term cyclical price variations in metal markets.

Replacement of Mineral Reserves

There are a number of uncertainties inherent in any program relating to the location of economic mineral reserves, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities and the appropriate financing thereof.  Accordingly, there can be no assurance that the Company’s programs will yield new mineral reserves to replace mined reserves and to expand current mineral reserves.

Aurizon Mines Ltd.  Financial Report 2007

Government Permits

Continuation of production at Casa Berardi will require additional approvals, permits and certificates of authorization from different government agencies on an on-going basis.  Obtaining the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and may involve public hearings and costly undertakings on the part of the Company.  The duration and success of permitting efforts are contingent upon many variables not within the Company’s control.  Environmental protection permitting, including the approval of reclamation plans, could increase costs depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority.  There can be no assurance that all necessary permits will be obtained and, if obtained, that the costs involved will not exceed those previously estimated by the Company.  To date, the Company has been successful in obtaining the necessary permits.

Reclamation Obligations

Reclamation requirements may change and do vary depending on the location and the government regulatory body, but they are similar in that they aim to minimize long term effects of exploration and mining disturbance by requiring the operating company to control possible deleterious effluents and to re-establish to some degree pre-disturbance land forms and vegetation.  All of the Company’s operations are subject to reclamation, site restoration and closure requirements.  The Company calculates its estimates of the ultimate reclamation liability based on current laws and regulations and the expected future costs to be incurred in reclaiming, restoring and closing its operating mine sites.  It is possible that the Company’s estimate of its ultimate reclamation liability could change in the near term due to possible changes in laws and regulations and changes in cost estimates.

Labour Markets

Aurizon employs a number of technical personnel with a variety of relevant experience, education and professional designations and acquires other specialized skills and knowledge by engaging, on a contract basis, professionals in the geological, metallurgical, engineering, environmental and other relevant disciplines.  The Company endeavours to maintain attractive remuneration and compensation packages in order to attract and retain the required skilled, experienced personnel.

Contractors, under the supervision of Aurizon’s staff, are engaged to carry out the construction, underground mine development and diamond drill activities.  Significant and increasing competition for skilled miners exists and the loss of a mining contractor would be challenging for the Company.  However, as the Company engages several contractors for different mining disciplines, the Company believes that it is not dependent upon any one mining contractor, the loss of which would have a material adverse effect on the business of the Company.

Gold Price Volatility

The Company's results are highly sensitive to changes in the price of gold.  Gold prices fluctuate and are affected by numerous factors, including expectations with respect to the rate of inflation, exchange rates, interest rates, global and regional political and economic crises and governmental policies with respect to gold holdings by central banks.  The demand for and supply of gold affects gold prices but not necessarily in the same manner as demand and supply affect the prices of other commodities.  The supply of gold consists of a combination of mine production and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals.  The demand for gold consists primarily of jewelry and investment demand.

Aurizon Mines Ltd.  Financial Report 2007

Financing of Exploration Programs

There are mineral reserves on the Company’s Casa Berardi property, but Aurizon intends to carry out further exploration on this property with the objective of establishing additional economic mineral reserves.  Exploration for minerals is a speculative business necessarily involving a high degree of risk.  It is not known if the expenditures to be made by the Company on its mineral properties will result in discoveries of additional commercial mineral reserves.  If the Company’s efforts are not successful at individual properties, the expenditures at those properties will be written off.  If the Company’s exploration programs are successful, additional funds may be required for the development of economic mineral reserves in order to achieve commercial production.  In addition, the exploration and development of the Company's properties may depend upon its ability to obtain financing through the joint venturing of projects, sale of property interests, debt financing, equity financing or other means.  There is no assurance that the Company will be successful in obtaining the required financing on commercially reasonable terms, or at all.  The inability of the Company to obtain necessary financing could have a material adverse effect on the Company’s ability to explore and develop its properties.

Disclosure Controls and Internal Control over Financial Reporting

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in the rules of the US Securities and Exchange Commission and Canadian Securities Administration, as at December 31, 2007.  Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed in reports filed or submitted by the Company under United States and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has used the criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of the Company’s internal control over financial reporting.  Based on this assessment, management has concluded that as at December 31, 2007, the Company’s internal control over financial reporting was effective.

The effectiveness of the Company’s internal controls over financial reporting as at December 31, 2007 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal controls over financial reporting during the year ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

Aurizon Mines Ltd.

Management’s Responsibility for Financial Reporting

Management is responsible for the integrity and fair presentation of the financial information contained in this annual report. Where appropriate, the financial information, including financial statements, reflects amounts based on the best estimates and judgments of management. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada. Financial information presented elsewhere in the annual report is consistent with that disclosed in the financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management has a process in place to evaluate internal control over financial reporting based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on that evaluation, management has concluded that internal control over financial reporting was effective as of December 31, 2007.

The Board of Directors oversees management’s responsibility for financial reporting and internal control systems through an Audit Committee, which is composed entirely of independent directors. The Audit Committee meets periodically with management and the independent auditors to review the scope and results of the annual audit and to review the financial statements and related financial reporting and internal control matters before the financial statements are approved by the Board of Directors and submitted to the shareholders.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, appointed by the shareholders, have audited our financial statements in accordance with Canadian generally accepted auditing standards and have expressed their opinion in the auditors’ report.

David P. Hall

Ian S. Walton
Chairman, President and

Executive Vice-President
Chief Executive Officer

and Chief Financial Officer

Vancouver, B.C., Canada
March 18, 2008